VEDDERPRICE

[redacted]
22
CH
31
FA.

08004961

RECEIVED

2008 SEP 16 A 10: 24

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

CHICAGO • NEW YORK CITY • WASHINGTON, D.C.

September 15, 2008

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
SEP 18 2008
THOMSON REUTERS

Very truly yours,

Corey L. Zarse

9/17

CLZ/kc
Enclosures
cc: Mr. Chris Yarbrough

CHICAGO/#1653101.14

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OR COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Return of Allotment of Shares dated July 31, 2008
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated August 1, 2008
- Henderson Group plc – Interim Report and Accounts Incorporating the Requirements of ASX Appendix 4D for the Half Year Ended June 30, 2008, dated August 27, 2008
- Henderson Group plc – Potential Re-Domicile dated August 27, 2008
- Henderson Group plc – 2008 Interim Results dated August 28, 2008
- Henderson Group plc – Record and Payment Dates dated August 29, 2008

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

RECEIVED
2008 SEP 16 A 10:24

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number: 2072534

Company Name in full: Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	07	2008			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	36,522		
Nominal value of each share	£0.125		
Amount (if any) paid or due on each share *(including any share premium)*	£1.1241		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.125 Ordinary	Number allotted: 36,522
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

1 August 2008

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during July 2008.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

On 31 July 2008, Henderson Group plc's capital consisted of 725,157,903 shares with voting rights. Henderson Group plc holds 5,000,000 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 720,157,903 on 31 July 2008.

The above figure, 720,157,903, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	434,313,331 At 30 June 2008 (2,005,306) Net transfers 432,308,025 At 31 July 2008
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during July 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
432,308,025	CDIs

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	725,157,903	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 August 2008
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34758

Henderson Group plc

Interim Report and Accounts

Incorporating the requirements of ASX Appendix 4D

For the half year ended 30 June 2008

The information contained in this document should be read in conjunction with the Henderson Group plc (the Company) Annual Report and Accounts for the year ended 31 December 2007 and any public announcements made by the Company and its controlled entities (Henderson Group or the Group) during the period in accordance with the continuous disclosure obligations arising under the Australian Corporations Act 2001 and the Australian Securities Exchange (ASX) Listing Rules. This report includes the half year information required to be given to the ASX under Listing Rule 4.2A.

Henderson Group plc – Company Number 2072534 and ABN 30 106 988 836

CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Note: The disclosures provided in this "Results for announcement to the market" section meet the requirements of the ASX.

Financial results

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	Movement %
Revenue from ordinary activities	151.3	184.7	(18%)
Net profit after tax from ordinary activities attributable to equity holders of the parent[1]	44.0	51.5	(15%)
Net profit after tax attributable to equity holders of the parent	41.1	89.4	(54%)

Dividends

On 27 August 2008, the Directors declared an interim dividend in respect of the six months ended 30 June 2008 of 1.85 pence per share (1H07: 1.66 pence per share).

A final dividend of 4.44 pence per share was paid on 30 May 2008 in respect of the year ended 31 December 2007 (FY06: 2.27 pence per share).

	Amount per share pence
2008 interim dividend (0% franked)	1.85
Record date: 5 September 2008	
Payment date: 26 September 2008	

Net tangible assets per ordinary share

	30 Jun 2008 pence	30 Jun 2007 pence
Net tangible assets per ordinary share	6.5[2]	34.2

"Net tangible assets" are defined by the ASX as being total assets less intangible assets less total liabilities ranking ahead of, or equally with, claims of ordinary shares.

The Interim Condensed Consolidated Financial Statements included within the Interim Report and Accounts have been subject to an independent review by the external auditors.

[1] Net profit after tax before non-recurring items net of tax (1H08: £2.9m loss, 1H07: £37.9m gain) and excluding minority interests (1H08: £0.1m, 1H07: £0.1m).
2 The decrease in net tangible assets per ordinary share at 30 June 2008 compared to 30 June 2007 is largely due to the special dividend paid to shareholders in October 2007.

DIRECTORS' REPORT

The Directors of Henderson Group plc present their report for the half year ended 30 June 2008. The Board approved the financial results for the half year ended 30 June 2008 on 27 August 2008.

Directors

The Directors who served during the half year ended 30 June 2008 and up to the date of this report are shown below. The Directors held office for the entire period.

Rupert Pennant-Rea (Chairman)
Roger Yates (Chief Executive)
Toby Hiscock
Gerald Aherne
Duncan Ferguson
Anthony Hotson
John Roques

Business review and results

Henderson Group's results for the half year ended 30 June 2008 are shown in the Interim Consolidated Income Statement on page 15. A review of the half year ended 30 June 2008 and future developments is covered in the Interim Management Report on pages 5 to 13.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in the Interim Report and Accounts have been rounded off to the nearest £0.1m sterling, unless stated otherwise.

Directors' declaration in accordance with ASX requirements

In the opinion of the Directors:

- the Interim Condensed Consolidated Financial Statements and accompanying notes set out on pages 15 to 27:
  - give a true and fair view (as set out in section 305 of the Australian Corporations Act 2001) of the Group's consolidated financial position as at 30 June 2008 and of its performance for the half year ended on that date; and
  - have been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority which require that the accounting policies and presentation applied to the half yearly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed; and
- there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

Directors' responsibility statement in accordance with the Disclosure and Transparency Rules

The Directors confirm that to the best of their knowledge:

- the Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as adopted by the European Union;

- the Interim Management Report includes a fair review of the information required by Disclosure and Transparency Rule 4.2.7R being an indication of important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

- the Interim Management Report includes a fair review of the information required by Disclosure and Transparency Rule 4.2.8R being disclosure of related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the Group during that period and of any changes in the related parties transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Signed in accordance with a resolution of the Directors:

Roger Yates
Chief Executive

27 August 2008

Rupert Pennant-Rea
Chairman

27 August 2008

INTERIM MANAGEMENT REPORT

The results of the Group comprise:

- the core investment management business, Henderson Global Investors (Henderson); and
- the Corporate Office (Corporate), responsible for dealing with the requirements of being a dual-listed company.

The results of the Group for the six months ended 30 June 2008 are summarised below, with comparatives:

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Henderson	60.6	61.4	109.6
Corporate	(9.8)	(0.9)	(2.9)
Group profit before tax and non-recurring items	50.8	60.5	106.7
Non-recurring items	(3.8)	40.5	40.5
Net profit before tax	47.0	101.0	147.2
Taxation – recurring operations	(6.7)	(8.9)	(12.4)
Taxation – non-recurring items	0.9	(2.6)	(2.6)
Total taxation	(5.8)	(11.5)	(15.0)
Net profit after tax	**41.2**	**89.5**	**132.2**
Attributable to:			
Equity holders of the parent	41.1	89.4	132.1
Minority interests	0.1	0.1	0.1
	41.2	**89.5**	**132.2**
Henderson			
Assets Under Management (AUM)	£52.6bn	£61.6bn	£59.2bn
Cost to income ratio	59.8%	65.6%	67.5%

THE GROUP RESULT

Group net profit before tax and non-recurring items in 1H08 was £50.8m, a decrease of £9.7m (16%) on 1H07 (£60.5m). Henderson's net profit before tax and non-recurring items fell 1% to £60.6m in 1H08 (1H07: £61.4m). Corporate made a loss of £9.8m (1H07: £0.9m), comprising a Corporate net interest expense of £5.7m, compared to net interest income of £4.1m in 1H07, and Corporate costs of £4.1m in 1H08, down 18% from £5.0m in 1H07. Corporate net interest payable in 1H08 reflects lower cash balances following the special dividend (£250m) paid to shareholders in October 2007, and the servicing costs of the debt issued in May 2007. The reduction in Corporate costs was a function of the Group's restructuring in 2008.

Costs in relation to three non-recurring projects have been recognised in the Interim Consolidated Income Statement in 1H08:

- a £2.5m charge in respect of the restructuring announced in February 2008;
- a £0.6m charge in respect of a review of most of the Group's third party administration arrangements; and
- a £0.7m charge in respect of the proposed scheme of arrangement.

Two non-recurring items were recognised in the Interim Consolidated Income Statement in 1H07:

- an accounting gain of £31.8m on the Group's investment in Banca Popolare Italiana (BPI), following its merger with Banco Popolare di Verona e Novara (BPVN), forming the newly incorporated Banco Popolare Gruppo Bancario (BP); and
- an £8.7m past service credit relating to the Henderson Group Pension Scheme.

Group taxation

The corporate income tax charge in 1H08, on recurring operations, was £6.7m. This was partially offset by a tax credit of £0.9m on non-recurring items, giving an overall effective tax rate of 12.4% (1H07: 11.4%). The primary reasons for the effective tax rate being less than the current statutory UK rate of 29% (pro-rata) are the utilisation of previously unrecognised deferred tax assets and the release of surplus provisions from prior year tax matters.

HENDERSON RESULT

Henderson's strategy is to build a scaleable, profitable, active investment management business based on core equity and fixed interest investment capabilities. The focus is on growing AUM in higher margin specialist products such as Hedge funds, Wholesale funds for retail investors (UK OEICs and unit trusts, Horizon SICAV funds and US Mutual funds), structured products, Property funds, Private Equity funds and bespoke Institutional mandates.

To achieve this, Henderson strives to:

- deliver saleable investment performance;
- develop a sustainable entrepreneurial culture to attract and retain the best people;
- develop innovative specialist products and rapidly bring them to market; and
- deliver improvements to the cost to income ratio.

The business remains predominantly Pan-European, but continues to expand in the US and in Asia.

Successful restructuring

Net profit before tax for Henderson in 1H08 decreased only 1% to £60.6m (1H07: £61.4m).

Summarised income statement – Henderson

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Management fees (net of commissions payable)	119.2	129.5	258.0
Transaction fees	8.7	10.0	17.8
Performance fees (net of fund manager bonuses)	15.5	34.9	50.1
Total fee income	143.4	174.4	325.9
Investment income	7.3	4.3	11.5
Total income	150.7	178.7	337.4
Operating expenses	(89.0)	(115.9)	(225.3)
Depreciation and amortisation	(1.1)	(1.4)	(2.5)
Total expenses	(90.1)	(117.3)	(227.8)
Operating profit before tax and non-recurring items	**60.6**	**61.4**	**109.6**
Margins on average AUM			
Average AUM (£bn)	55.2	62.1	61.1
Total fee margin (bps)	51.9	56.2	53.3
Management fee margin (bps)	43.2	41.7	42.2
Net margin (bps)	21.9	19.8	17.9

Revenues and fee margins

Total fee income in 1H08 of £143.4m was 18% below 1H07 (£174.4m). Within this, management fee income decreased 8% to £119.2m in 1H08, reflecting market conditions, with the FTSE 100 index averaging 7% lower in the period compared to last year, and the absence of structured product make-whole fees, which added £1.5m to management fees in 1H07. Transaction fees fell 13% to £8.7m in 1H08 (1H07: £10.0m), primarily due to reduced Property deal flow. Net performance fees decreased by 56% in 1H08 to £15.5m, with Hedge funds, Property and Institutional being the main contributors in 1H08. Although below the 1H07 level, which represented an exceptional result, net performance fees in the period were ahead of guidance. We remain satisfied with the diversity of our performance fees, which are weighted more towards the first half of the year. We are confident of achieving our FY08 guidance of £30m for transaction and net performance fees combined.

Growth in our higher margin lines of business in 2H07 and 1H08, as well as the continued run-off of the lower margin Pearl assets, increased average management fee and net margins in 1H08 to 43.2bps (1H07: 41.7bps) and 21.9bps (1H07: 19.8bps) respectively. Total fee margin decreased from 56.2bps in 1H07 to 51.9bps in 1H08, largely due to lower performance fee income.

Assets Under Management

Total AUM at 30 June 2008 were £52.6bn, £6.6bn or 9% below AUM at 31 December 2007. Net client outflows of £3.5bn during the period comprised £4.8bn net outflows in respect of Pearl (including £1.8bn relating to the Pearl Staff Pension Scheme), partially offset by higher margin net inflows of £0.3bn and lower margin net inflows of £1bn. In addition, there were unfavourable market and foreign exchange rate movements of £3.1bn.

Summary of movements in AUM

	Opening AUM 1 Jan 2008 £bn	Net flows 1H08 £bn	Market/FX 1H08 £bn	Closing AUM 30 Jun 2008 £bn	Management Fees 1H08 £m	Management Fees 1H07 £m
Higher margin						
- Investment Trusts	4.3	(0.2)	(0.6)	3.5	8.7	7.7
- Horizon funds	3.5	(0.2)	(0.3)	3.0	15.1	20.7
- UK Wholesale	3.8	(0.1)	(0.4)	3.3	16.7	20.4
- US Wholesale	3.5	0.2	(0.4)	3.3	13.3	8.8
- Hedge funds	1.2	-	0.1	1.3	9.7	8.8
- Property (UK/Europe)	7.4	0.6	(0.1)	7.9	18.7	18.1
- Property (US)	1.3	-	(0.1)	1.2	2.4	2.5
- Private Equity	1.1	-	0.1	1.2	6.3	6.4
- Structured products	1.8	-	-	1.8	3.8	4.5
	27.9	0.3	(1.7)	26.5	94.7	97.9
Lower margin/Pearl	31.3	(3.8)	(1.4)	26.1	24.5	31.6
Total	**59.2**	**(3.5)**	**(3.1)**	**52.6**	**119.2**	**129.5**

	30 Jun 2008 £bn	31 Dec 2007 £bn
Total equities	22.5	26.9
Total fixed interest	19.9	22.2
Property	8.9	8.8
Private equity	1.3	1.3
Total	**52.6**	**59.2**

Investment Income

Investment Income in 1H08 increased by 70% to £7.3m. The main contributors were a dividend from our strategic investment in BP (£1.7m, 1H07 nil) and increased interest earned on higher cash balances.

Operating expenses

Operating expenses decreased by 23% to £89.0m in 1H08. The main components are shown in the table below:

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Operating expenses			
- Staff	60.2	81.3	153.7
- Investment administration	8.2	8.3	16.0
- IT	4.4	5.1	9.6
- Office	6.1	6.8	13.2
- Other	10.1	14.4	32.8
Total operating expenses	**89.0**	**115.9**	**225.3**
Cost to income ratio	**59.8%**	**65.6%**	**67.5%**

The reduction in costs follows the restructuring announced earlier in the year. Cost savings have been achieved in all expense categories, but predominantly in variable staff costs.

Notwithstanding these cost reductions, management remains committed to increasing the level of employee share ownership across the business, in order to further align employee and shareholder interests. Employee share ownership, should all share plans in place at 30 June 2008 vest, would be approximately 15.3% (FY07 14%) of shares in issue. This includes self-funded purchases of Henderson Group plc shares by employees through Henderson-approved plans.

Cost/income analysis



200
150
£m 100
50
0
129.3
144.2
151.5
144.2
178.7
158.7
150.7
89.8
108.3
103.5
108.3
115.9
109.4
89.0
36.6
37.5
37.4
38.3
45.9
39.0
35.9
20.3
25.0
33.9
31.8
35.4
33.4
24.3
1H05
2H05
1H06
2H06
1H07
2H07
1H08
Total income
Operating expenses
Fixed staff costs
Variable staff costs

Overall, the fall in costs during the period more than offset lower revenues, resulting in an improvement in the cost to income ratio from 65.6% in 1H07 to 59.8% in 1H08, excluding non-recurring items.

Investment performance

Funds at/above benchmark	1 year %	3 years %
Summary:		
Equities	42	67
Fixed Income	67	54
Property[3]	34	80
Being:		
Higher margin		
Investment Trusts	36	53
Horizon funds	61	85
UK Wholesale	31	72
US Wholesale	93	98
Hedge funds	54	94
Property (UK/Europe)[3]	28	76
Property (US)	82	100
Lower margin		
Institutional		
Enhanced index	15	60
Fixed income	50	36
Balanced/active equity	37	48

[3] To 31 Dec 07, as UK Property is based on 2007 IPD benchmarks, revalued annually.

Henderson's three year investment performance remains satisfactory. Short-term performance, however, has been more challenging, largely due to market volatility.

In Listed Assets, which consists of our Equity and Fixed Income business, 61% of funds by value beat their benchmark in the three year period. Over one year, 53% of funds by value beat their benchmark, which reflects a stronger performance from Fixed Income offset by weaker Equity returns.

In Property, our three year record remains good, although investment performance in 2007, particularly in pan-European property, was disappointing.

The number of rated[4] fund managers increased by 2 to 9 during 1H08 and the number of rated[4] products increased by 4 to 47. Henderson won a total of 17 investment performance awards during 1H08 (1H07: 17), including the FT Business Pension & Investment Provider Award as Best Business Pension and Investment Provider - UK property category; the Lipper Award (US) for the European Focus Fund as Best fund over five years – European Region Funds; and the Morningstar Award (UK) to Henderson Horizon American Equity Fund as Best US Large-Cap Equity Fund.

Business area focus

Summary

Henderson offers a broad range of products which are sold in the UK, Continental Europe, North America and Asia. We believe this reduces the exposure of our business to individual product lines and enables us to deliver attractive product offerings under different market conditions.

Henderson considers itself a single operating unit managed by the Board, with sole discretion for setting the strategic direction of the business. Beneath this the Executive Review Committee, consisting of the two Executive Directors, presides over the five business teams: Pan-European Listed Assets, Pan-European Property, Private Equity, North America and Asia. Investment and distribution functions lie within each of these teams, although cross-selling is encouraged. Central operations and other service functions provide common support.

Henderson's main focus continues to be on expanding higher margin assets under management:

- Higher margin revenues in 1H08 totalled £115.7m (1H07: £135.8m), or £103.3m (1H07 £107.5m) before net performance fees. After allocated costs of £58.3m (1H07: £60.4m), net contribution to overheads was £57.4m (1H07: £75.4m) including net performance fees and £45.0m (1H07 £47.1m) excluding net performance fees.
- Lower margin and Pearl revenues totalled £27.7m in 1H08 (1H07: £38.6m), or £24.6m (1H07 £32.0m) before net performance fees. After allocated costs of £19.4m (1H07: £22.9m), net contribution to overheads was £8.3m (1H07: £15.7m) including net performance fees, and £5.2m (1H07 £9.1m) excluding net performance fees.

Pan-European Listed Assets

This team comprises circa 340 people, approximately one third of whom are investment professionals located in London. Distribution professionals are centred in London (and regionally within England), Milan, Paris, Frankfurt, Amsterdam, Luxembourg, Zurich, Madrid and the Middle East. These offices also distribute to other European locations on an opportunistic basis.

The product range consists of Wholesale funds (Horizon SICAV, UK OEICs and unit trusts), Hedge funds, Investment Trusts, Institutional segregated and pooled funds, structured products and Pearl. The Listed Assets team also manages North America's Institutional mandates and the US Wholesale range.

Listed Assets revenues contributed £89.1m or 59% to Henderson revenues in 1H08 (1H07: £111.3m, 62%). Lower equity market levels and the decline in the level of Pearl assets contributed to the decrease.

---

[4] Ratings carried out by Citywire for fund manager ratings and Citywire, Forsyth/OBSR, S&P and Morningstar for product ratings.

The focus of Listed Assets product development has been, and continues to be, on improving the marketability of existing funds and developing a number of new funds. 1H08 has seen progress in a number of areas, as follows:

- Funds launched include the Henderson Pan European Active Engagement Fund, a joint venture with PricewaterhouseCoopers (AUM £17m), the Henderson Horizon China Fund (AUM £9m) and three High Alpha funds for our fixed income business (AUM £563m); and
- A number of existing funds were either renamed or restructured in the period to make them more attractive to investors (e.g. the three Henderson Independent funds have been renamed Henderson Multi-Manager funds).

Pan-European Property
This team comprises circa 180 people, approximately 40% of whom are investment professionals located in London, Amsterdam, Paris, Frankfurt, Vienna and Milan. Distribution professionals are centred in London and Frankfurt. These offices also distribute to other European states, for example in Scandinavia.

The product range consists of segregated accounts, pooled property vehicles, specialist vehicles and multi-manager fund of funds. Property AUM comprise approximately £7.3bn (84%) of closed-ended assets, £0.7bn (8%) of segregated assets and £0.7bn (8%) of open-ended funds. Typically, closed-ended funds have 3 to 7 year life spans and exit is only possible on a matched bargain basis. The investor base is entirely Institutional.

The contribution from Property to Henderson revenues during 1H08 was £27.2m or 18% (1H07: £32.0m, 18%).

Property AUM grew in 1H08 from £8.5bn to £8.7bn, from investing £0.6bn of client capital commitments and the positive impact of Euro denominated funds, partly offset by lower asset values. During 2H08 we intend launching a UK Outlet Mall fund and we continue to raise additional equity for the existing European Outlet Mall fund.

At 30 June 2008, the pipeline of client committed, but uninvested, capital amounted to £1.5bn (FY07: £1.7bn).

Private Equity
This team comprises circa 25 people, approximately 60% of whom are investment professionals located in London, Singapore, Hong Kong and India. Distribution is carried out by the Pan-European Listed Assets distribution team, and external placement agents.

The product range consists of Infrastructure, Asian Private Equity and Global Fund of Funds products.

The contribution of Private Equity to Henderson revenues in 1H08 was £7.4m or 5% (1H07: £8.2m, 5%).

The focus during 1H08 has been on continuing to develop the infrastructure business, including John Laing. We are pre-marketing a third Infrastructure Fund, which we hope to launch by the end of 2008. In addition, the Asian Private Equity team continues to market the Henderson Asia Pacific Equity Partners II L.P.

North America
This team comprises circa 105 people, approximately 25% of whom are property investment professionals located in Hartford, Connecticut. The other 75% principally represent distribution professionals, based out of Chicago and operating in all major states.

The US team is responsible for Institutional, Property and Wholesale funds sold in this market. The US Wholesale range currently comprises eight funds.

The contribution of North America to Henderson revenues in 1H08 was £19.4m or 13% (1H07: £19.5m, 11%). Growth has been strong in higher margin US Wholesale funds, where we are realising the benefit of last year's outstanding net fund inflows.

During 1H08, the Henderson International Equities Fund and Henderson Global Real Estate Equity Fund were launched within the US Wholesale fund range, targeted primarily at institutional investors.

Committed, but uninvested, capital from clients of the North American Property business amounted to £0.5bn at 30 June 2008 (FY07: £0.6bn).

Asia
This team comprises circa 20 people, who are mainly distribution professionals as most products are manufactured by the Pan-European Listed Assets team. Distribution professionals are centred in Singapore (headquarters), Hong Kong and Tokyo. These locations also serve distribution relationships in Taiwan, Malaysia and Indonesia.

The product range consists of Horizon funds, Hedge funds and segregated Institutional mandates.

The contribution to Henderson revenues by Asia during 1H08 was £7.6m or 5% (1H07: £7.7m, 4%). A reduction in contribution resulting from significant outflows from Horizon Property Securities funds in the last twelve months was offset by investment income from Singapore investments.

THE CORPORATE RESULT

Corporate costs
Corporate costs amounted to £4.1m in 1H08 (1H07: £5.0m). These costs include shareholder servicing costs and finance and secretariat functions, which are not directly attributable to individual business areas. 1H08 costs were lower than 1H07 primarily due to reduced insurance and legal expenses.

Return on Corporate cash
There was a Corporate net interest expense of £5.7m in 1H08, compared to net interest income of £4.1m in 1H07. This was due to the payment of a special dividend (£250m) in October 2007 and net interest cost associated with the debt raised in May 2007.

NON-RECURRING ITEMS

Restructuring costs
A charge of £2.5m pre-tax was incurred in the first half of 2008, as previously flagged, as a result of the headcount and related restructuring we undertook at the start of this year. This cost has been disclosed as a non-recurring item in the Interim Consolidated Income Statement.

Third party administration review
A review of most of the Group's third party administration arrangements began in the period and should be completed by the end of this year. The primary purpose of the review is to secure excellent investment administration for the Group's diverse range of Listed Asset funds, both current and future.

As part of this review, we have incurred one-off expenditure in the period of £0.6m before tax relief, which has been disclosed as a non-recurring item in the Interim Consolidated Income Statement. We anticipate further costs in the second half of 2008 of up to £2m before tax relief. On completion, we expect a proportion of these costs to be recovered from our Listed Assets funds, with the balance to be capitalised and amortised over the life of the new administration contracts.

We will provide shareholders with a further update when we announce the full-year 2008 results in February 2009.

Scheme of arrangement
As its business becomes increasingly global, the Group has concluded that it and its shareholders would be better served by having an international holding company and a corporate structure that is designed to help achieve a more efficient taxation position and to better facilitate its financial management.

The Group is proposing a change in its corporate structure and organisation that will include putting in place a new Jersey-incorporated parent company of Henderson Group (New Henderson Group) by means of a scheme of arrangement under sections 895 to 899 of the UK Companies Act (the Scheme). Notwithstanding recent suggestions concerning possible changes to UK tax laws, the Board believes that the most appropriate structure is for the new parent company to be tax-resident in the Republic of Ireland.

Implementation of the Scheme referred to above will facilitate further restructuring of Henderson Group to enable it to maintain an effective corporate tax rate that is lower than the current statutory UK corporate tax rate (the Proposals). If the Proposals are implemented, Henderson Group aims to achieve an effective corporate tax rate on profits before non-recurring items of approximately 20% per annum from 2009. As previously indicated, we expect the effective tax rate in 2008 to remain at between 10% and 15%.

We do not anticipate that the Proposal will result in any changes in the day-to-day conduct of the business of the Group, its strategy or dividend policy. New Henderson Group will have substantially the same listing arrangements as Old Henderson Group and will be dual-listed on the London Stock Exchange and the Australian Securities Exchange and, upon listing, its ordinary shares and CDIs will be included in the FTSE's UK Series and the S&P/ASX200 indices respectively. The Group's primary regulator will remain the Financial Services Authority (the FSA).

The Scheme will require the approval of the Group's shareholders at a Court Meeting and the passing of resolutions at a General Meeting scheduled for 30 September 2008. If all the conditions to the Scheme are met, it is anticipated that the Scheme will become effective on 31 October 2008.

More information on the Scheme, including a detailed implementation timetable, will be available on our website on 5 September 2008 and we expect to post all relevant Scheme documents to shareholders by 15 September 2008.

In preparing the Scheme, we have incurred £0.7m of costs in the period. These have been disclosed as a non-recurring item in the Interim Consolidated Income Statement. Our current expectation is that the total cost of implementing the Scheme in 2008 will be £4.5m, considerably less than the expected tax benefits over the longer term.

Pension schemes

There are three types of pension schemes within the Group: the funded and approved defined benefit scheme, which closed to new members on 15 November 1999; the funded and approved money purchase scheme; and a number of smaller unapproved pension top-up schemes for executives. The first two schemes together form the Henderson Group Pension Scheme (the Pension Scheme).

There was a net surplus in the Pension Scheme of £69.3m, before deferred tax provisions, at 30 June 2008 (FY07: net surplus £62.3m). The movement in the Pension Scheme surplus during 1H08 was principally due to an increase in the AA Corporate Bond interest rate, used to value liabilities, from 5.8% to 6.4% per annum, partially offset by an increase in the inflation rate, from 3.5% to 4.1% per annum.

On 13 December 2006, the Company entered into a 10 year agreement with the Trustee to fund the Pension Scheme to at least 106% of its liabilities on an IAS 19 basis. As at 30 June 2008, the Pension Scheme was 126% funded on this basis (FY07: 122%). The final £20m special contribution due to the Pension Scheme as part of the agreement made between the Company and the Trustee in connection with the £200m return of capital in 2006, is due in October 2008. The liability in respect of the Group's unapproved pension schemes amounted to £5.5m before tax relief at 30 June 2008 (FY07: £5.2m).

During 1H08 the Pension Scheme entered into swap overlay arrangements to hedge 50% of its exposure to interest rate movements. Subject to appropriate market conditions, the Pension Scheme intends to execute further swaps to eliminate the remaining interest rate risk and all the inflation risk in its liabilities. The Pension Scheme's next triennial valuation is due as at 31 December 2008. Once completed, the results will be incorporated into future financial statements (FY09). It is likely there will be a strengthening of longevity assumptions used in determining the extent of the Pension Scheme's liabilities.

Regulatory requirements

With effect from 1 January 2007, all UK regulated entities within Henderson Group were required to meet the Pillar I (fixed overhead) capital requirements set out in the European Capital Requirements Directive (the Directive). Further requirements under Pillar II (operational risk) and Pillar III (market disclosure) came into effect on 1 January 2008. The Directive requires continual assessment of Henderson Group's risks in order to ensure that the higher of Pillar I and II requirements is met. Henderson Group has completed its assessment of regulatory capital requirements for 2008 including the Individual Capital Adequacy Assessment Process (ICAAP) under Pillar II. This has been discussed with the FSA, but is subject to formal approval by the FSA following a review taking place by it in 2H08. As indicated previously, Henderson Group does not foresee any significant change in the level of capital required to satisfy prudential regulations, approximately £80m.

The insertion of a new holding company on top of Henderson Group requires the approval of the FSA. Old Henderson Group has a waiver from consolidated supervision, granted by the FSA, under section 8.4 of the new Prudential Sourcebook for Banks, Building Societies and Investment Firms. The existing waiver is valid for five years and expires on 1 January 2012.

On 22 August 2008, the FSA approved the issuance of a new equivalent waiver for New Henderson Group should the insertion itself be approved by the FSA. Where previously the consolidated capital requirements of the Group were satisfied by Old Henderson Group plc's solo entity financial resources, post-insertion these would be satisfied by subsidiaries of New Henderson Group plc. In any event, UK regulated entities within the Group will continue to meet solo prudential capital requirements.

Allowing for the waiver from consolidated supervision, the regulatory capital surplus in the Old Henderson Group under the Financial Holding Company Test was £265m as at 30 June 2008 (FY07: £324m). Without the waiver Old Henderson Group would have a deficit of £33m as at 30 June 2008 (FY07: £31m deficit). The capital surplus of New Henderson Group with the waiver in place is expected to increase, but the insertion will have no impact on the Group's position without the waiver.

Dividends

The Board recently reviewed its dividend policy and has increased the dividend pay-out ratio in 2008 from 50% to 55% of net profits after tax before non-recurring items. Beyond that, it is intended to increase the dividend pay-out ratio by five percentage points a year, bringing the ratio to about 65% from 2010 onwards.

The Group made a 1H08 dividend payment in respect of FY07 profits of £30.2m or 4.44 pence per share (1H07: £20.3m or 2.27 pence per share) on 30 May 2008. The Board has approved the payment of a £13.4m interim dividend (1.85 pence per share) in respect of 1H08 profits (1H07: £14.0m or 1.66 pence per share). Payment will be made on 26 September 2008 to shareholders on the register on 5 September 2008.

Outlook

We do not expect market conditions to improve in 2008. We assume that retail investor confidence will remain fragile, so we are cautious about net flows into our Wholesale funds during 2008 and probably into 2009. Although there are current opportunities in Hedge funds, Property and Institutional, overall we expect fund flows to be subdued in the second half of 2008.

It remains our goal in 2008 to meet or beat Henderson Global Investors' operating profit before tax and non-recurring items for FY07 of £109.6m, despite markets having worsened materially since our FY07 announcement on 27 February 2008. During the first two months of the year, the average level of the FTSE100 was 5,968, compared to an average level during the two months of July and August of 5,400. Nevertheless, the prompt action we took on costs earlier in the year, should enable us to achieve our financial objectives for 2008, on the assumption that average equity, fixed income and real property market levels for the second half of 2008 remain at or above those levels seen during July and August; foreign exchange rates remain at average levels seen during July and August; net fund flows in the second half of 2008 (excluding Pearl) are flat or better, with no significant change in the underlying mix of AUM from the first half of 2008; and costs remain in line with normal operating activity.

In addition, we now expect Henderson to deliver a cost to income ratio of below 65% in 2008.

We expect Corporate costs in 2008 to be lower than in 2007, at approximately £8m and Corporate net interest in 2008 to comprise mainly debt servicing costs of approximately £11.5m, assuming an interest rate of 6.5% per annum.

Therefore, based on the assumptions above, our goal in 2008 is for Henderson Group to meet or beat a profit figure before tax and non-recurring items of approximately £90m.

We will continue to look for other opportunities that meet our strategic criteria, though our focus will remain on profitable organic growth, mainly through revenue creation.

In any upturn in markets, our broad range of products, good long term investment performance and high degree of operating leverage should stand us in good stead. Overall, the Group is in good shape despite the economic environment – a testament to the diversity of the business.

INDEPENDENT REVIEW REPORT TO HENDERSON GROUP PLC

Introduction

We have been engaged by Henderson Group plc ('the Company') to review the condensed set of financial statements in the half yearly financial report for the six months ended 30 June 2008 which comprises the Interim Consolidated Income Statement, Interim Consolidated Statement of Recognised Income and Expense, Interim Consolidated Balance Sheet, Interim Consolidated Cash Flow Statement and the notes to the Interim Condensed Consolidated Financial Statements from pages 15 to 27. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (ISRE) 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half yearly financial report based on our review.

Review work performed

We conducted our review in accordance with ISRE (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and therefore does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London

27 August 2008

INTERIM CONSOLIDATED INCOME STATEMENT
For the half year ended 30 June 2008

	Notes	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Income				
Gross fee income and commission receivable on sales		182.6	237.8	430.2
Finance income		8.0	10.3	25.7
Total income		190.6	248.1	455.9
Commissions and fees payable against income		(39.3)	(63.4)	(104.3)
Net fee and commission income		151.3	184.7	351.6
Expenses				
Operating costs		(93.1)	(120.9)	(234.4)
Other charges		(1.1)	(1.4)	(2.5)
Total expenses before finance costs and non-recurring items		(94.2)	(122.3)	(236.9)
Finance costs		(6.3)	(1.9)	(8.0)
Net profit before non-recurring items and tax		50.8	60.5	106.7
Non-recurring items	6	(3.8)	40.5	40.5
Net profit after non-recurring items and before tax		47.0	101.0	147.2
Taxation	7	(5.8)	(11.5)	(15.0)
Net profit after tax		**41.2**	**89.5**	**132.2**
Attributable to:				
Equity holders of the parent		41.1	89.4	132.1
Minority interests		0.1	0.1	0.1
		41.2	**89.5**	**132.2**
Dividends				
Dividends declared and charged to equity in the period	5	30.2	20.3	264.8
Dividends declared post balance sheet date	5	13.4	-	-
Earnings per share				
Basic earnings per share before non-recurring items	12.1.2	6.7p	6.0p	11.7p
Basic earnings per share after non-recurring items	12.2.2	6.3p	10.4p	16.4p
Diluted earnings per share before non-recurring items	12.1.2	6.2p	5.8p	11.1p
Diluted earnings per share after non-recurring items	12.2.2	5.8p	10.0p	15.6p

INTERIM CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the half year ended 30 June 2008

	Notes	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Exchange differences on translation of foreign operations		0.3	(0.3)	1.5
Exchange differences on translation of available-for-sale financial assets		0.8	-	0.7
Translation reserve transfer on sale of available-for-sale financial assets		-	0.8	0.8
Revaluation reserve transfer on sale of available-for-sale financial assets		(0.3)	(28.6)	(28.6)
(Losses)/gains on revaluation of available-for-sale financial assets		(18.0)	2.1	(17.6)
Actuarial gains on pension schemes		3.6	33.1	34.7
Tax on items taken directly to equity		(0.5)	(10.4)	(11.5)
Net expense recognised directly in equity		(14.1)	(3.3)	(20.0)
Net profit after tax		41.2	89.5	132.2
Total recognised income and expense		**27.1**	**86.2**	**112.2**
Attributable to:				
Equity holders of the parent		27.0	86.1	112.1
Minority interests		0.1	0.1	0.1
		27.1	**86.2**	**112.2**

INTERIM CONSOLIDATED BALANCE SHEET
At 30 June 2008

	Notes	30 Jun 2008 Unaudited £m	30 Jun 2007 Unaudited £m	31 Dec 2007 Audited £m
Non-current assets				
Intangible assets		224.3	224.3	224.3
Investments accounted for using the equity method		3.8	3.0	3.8
Plant and equipment		5.0	5.9	5.7
Available-for-sale financial assets		113.3	115.8	101.7
Retirement benefit assets	8.1	69.3	38.5	62.3
Deferred acquisition and commission costs		31.5	28.5	31.8
		447.2	416.0	429.6
Current assets				
Financial assets at fair value through profit or loss		0.1	0.6	0.6
Trade and other receivables		85.2	134.2	70.5
Cash and cash equivalents		157.4	452.0	248.0
		242.7	586.8	319.1
OEIC/unit trust debtors	9	890.7	30.9	26.6
		1,133.4	617.7	345.7
Total assets		**1,580.6**	**1,033.7**	**775.3**
Non-current liabilities				
Debt instrument in issue	10	172.8	173.6	178.0
Retirement benefit obligations	8.2	5.5	5.7	5.2
Provisions	11	27.2	35.9	32.1
Deferred tax liabilities		13.3	2.2	8.9
Deferred income		31.8	34.4	32.6
		250.6	251.8	256.8
Current liabilities				
Trade and other payables		116.3	151.4	156.8
Current tax liabilities		41.3	47.5	41.1
		157.6	198.9	197.9
OEIC/unit trust creditors	9	901.0	49.6	46.5
		1,058.6	248.5	244.4
Total liabilities		**1,309.2**	**500.3**	**501.2**
Net assets		**271.4**	**533.4**	**274.1**
Capital and reserves				
Share capital		90.6	90.5	90.6
Share premium		195.0	194.8	194.6
Treasury shares		(6.7)	-	(6.7)
Own shares held		(70.7)	(68.1)	(85.5)
Translation reserve		(0.7)	(4.3)	(1.8)
Revaluation reserve		(34.6)	3.4	(16.3)
Profit and loss account		98.2	316.9	99.0
Minority interests		0.3	0.2	0.2
Total equity	14	**271.4**	**533.4**	**274.1**

Approved by the Board of Directors on 27 August 2008.

INTERIM CONSOLIDATED CASH FLOW STATEMENT
For the half year ended 30 June 2008

	Notes	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Cash flows from operating activities				
Net profit before tax from all operations		47.0	101.0	147.2
Adjustments to reconcile net profit before tax from all operations to net cash flows from operating activities:				
- depreciation and impairment of property, plant and equipment		1.1	1.4	2.5
- share-based payments	13	13.0	15.7	23.6
- net deferred acquisition cost and deferred income amortisation		(0.4)	(3.2)	(5.5)
- fair value gains on available-for-sale financial assets		(0.2)	(31.8)	(27.0)
- contributions to the defined benefit pension scheme	8.4	-	-	(20.0)
- share of net profit of associates		(1.0)	(1.2)	(2.0)
- movement in minority interests		0.1	0.1	0.1
- finance costs		6.3	1.9	8.0
Cash flows from operating activities before changes in operating assets and liabilities		**65.9**	**83.9**	**126.9**
Changes in operating assets and liabilities[5]	9	(84.3)	(41.6)	(0.8)
Tax (paid)/received		(2.2)	6.2	1.6
Net cash flows from operating activities		**(20.6)**	**48.5**	**127.7**
Cash flows from investing activities				
Proceeds from sale or maturity of:				
- debt or equity instruments and interests in joint ventures		2.8	-	37.5
Dividends from associates		1.4	0.9	0.8
Purchases or acquisition of:				
- property, plant and equipment		(0.5)	(0.6)	(1.6)
- debt or equity instruments and interests in joint ventures		(25.5)	(14.8)	(37.2)
Net cash flows from investing activities		**(21.8)**	**(14.5)**	**(0.5)**
Cash flows from financing activities				
Proceeds from issue of shares or other equity instruments		0.2	1.2	0.9
Payments to owners to acquire or redeem treasury shares		-	-	(6.7)
Payments to owners to acquire or redeem own shares		(12.8)	(45.4)	(87.1)
Proceeds from short and long-term borrowings		-	173.7	174.0
Dividends paid to shareholders	5	(30.2)	(20.3)	(264.8)
Interest paid on long-term borrowings		(6.2)	-	(5.7)
Net cash flows from financing activities		**(49.0)**	**109.2**	**(189.4)**
Effects of exchange rate changes		0.8	(0.3)	1.1
Net (decrease)/increase in cash and cash equivalents		**(90.6)**	**142.9**	**(61.1)**
Cash and cash equivalents at beginning of period		248.0	309.1	309.1
Cash and cash equivalents at end of period		157.4	452.0	248.0

[5] The changes in operating assets and liabilities includes the movement in OEIC and unit trust debtor and creditor balances as illustrated in note 9 to the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 Corporate information

Henderson Group plc (the Company) is a public limited company incorporated and domiciled in England. The Company's ordinary shares are traded on the London Stock Exchange and CHESS Depositary Interests are traded on the Australian Securities Exchange.

The Interim Condensed Consolidated Financial Statements of the Company and its controlled entities (the Group) for the six months ended 30 June 2008 were authorised for issue by the Board of Directors on 27 August 2008.

The results for the six months ended 30 June 2008 and the six months ended 30 June 2007 are unaudited but have been reviewed by the auditors, Ernst & Young LLP. These do not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The results for the full year ended 31 December 2007 have been taken from the Henderson Group plc Annual Report and Accounts, prepared under International Financial Reporting Standards (IFRSs), for the year ended 31 December 2007. The auditors have reported on the 2007 accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The Henderson Group plc Annual Report and Accounts for the year ended 31 December 2007 has been filed with the Registrar of Companies.

2 Basis of preparation and significant accounting policies

Basis of preparation

The Interim Condensed Consolidated Financial Statements for the six months ended 30 June 2008 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Henderson Group plc's Annual Report and Accounts for the year ended 31 December 2007.

Significant accounting policies

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of Henderson Group plc's Annual Report and Accounts for the year ended 31 December 2007.

With effect from 1 January 2008, the Group adopted IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. This had no impact on the interim results or disclosures of the Group and the pension scheme surplus continues to be recognised in the Interim Consolidated Balance Sheet in full. Refer to note 8.

3 Segmental information

The Group is an investment manager, operating throughout Europe also with operations in North America and Asia. The Group manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes, including equities, fixed income, property and private equity.

Management operates across product lines, distribution channels and geographic regions. The Board considers that the risks and rewards to the business are not substantially different across the geographic regions in which the Group operates so as to warrant separate disclosure. Core equities and fixed income, property and private equity are sold in most, if not all, of these regions, and are managed in various locations. Strategic and financial management decisions are determined centrally by the Board and, on this basis, the Group considers itself to be a single-segment investment management business.

4 Seasonality of operations

The Group's revenue streams are not cyclical in nature and management fee income and investment income accrue evenly during the year. Performance fees are recognised in the month of the underlying funds' year end and due to the fact that a larger proportion of funds' year ends fall in the first half of the year, higher performance fees are generally recognised in the first six months of the year.

5 Dividends

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Dividends on ordinary shares declared and paid during the period:			
Final dividend in respect of 2007 profits: 4.44 pence per share paid in 1H08	30.2	-	-
Special dividend of 27.6 pence per share paid in 2H07	-	-	230.5
Interim dividend in respect of 1H07 profits: 1.66 pence per share paid in 2H07	-	-	14.0
Final dividend in respect of 2006 profits: 2.27 pence per share paid in 1H07	-	20.3	20.3
Total dividends paid	30.2	20.3	264.8
Dividends on ordinary shares declared post balance sheet date:			
Interim dividend in respect of 1H08 profits: 1.85 pence per share payable in 2H08	13.4	-	-

In accordance with IFRSs, dividends are recognised in the accounts in the period in which they are paid. An interim dividend of £13.4m was declared by the Board of Directors on 27 August 2008. This will be payable on 26 September 2008, to shareholders on the register on 5 September 2008.

The difference of £2.0m between the 2H07 dividend declared in the 2007 Annual Report and Accounts of £32.2m and the dividend paid on 30 May 2008 of £30.2m represents the dividend waived by employee benefit trusts on Henderson Group plc shares held in trust on behalf of Group employees.

6 Non-recurring items

The non-recurring items recorded in the Interim Consolidated Income Statement comprise the following:

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
One-off costs in respect of specific projects	(3.8)	-	-
Realised gain on deemed disposal of available-for-sale financial asset	-	31.8	31.8
Past service credit on Henderson Group Pension Scheme	-	8.7	8.7
	(3.8)	**40.5**	**40.5**

6.1 One-off costs in respect of specific projects (1H08)

The non-recurring items in 1H08 comprise one-off costs incurred in respect of specific projects carried out by the Group. An expense of £2.5m was incurred in the period with respect to the restructuring announced in February 2008 and £0.6m was incurred in connection with a review of most of the Group's third party administration arrangements expected to be completed by the end of the year.

In addition, the Group is proposing a scheme of arrangement for shareholders' approval on 30 September 2008, which will involve reorganising the Group into a more financially and commercially efficient structure. At 30 June 2008, £0.7m had been incurred on this project.

6.2 Realised gain on deemed disposal of available-for-sale financial asset (1H07 and FY07)

The merger between BPI and BPVN into the newly incorporated BP on 1 July 2007 gave rise to a new investment holding by the Group which, for accounting purposes, was deemed to be a disposal of the previous holding. This resulted in a one-off realised gain of £31.8m.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6 Non-recurring items (continued)

6.3 Past service credit on Henderson Group Pension Scheme (1H07 and FY07)

The past service credit of £8.7m on the Group's defined benefit scheme represents a non-recurring adjustment following changes to future benefits that came into effect on 1 April 2007, after a period of staff consultation and agreement with the Pension Scheme Trustee.

7 Taxation

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Current income tax:			
- current period	10.4	18.8	24.2
- prior period	(8.4)	(9.7)	(11.3)
- overseas	-	1.4	-
Deferred income tax relating to:			
- temporary differences	6.3	4.8	10.8
- change in UK tax rate	-	0.3	(0.2)
Previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce current tax rate	(2.5)	(4.1)	(8.5)
Total taxation reported in the Consolidated Income Statement	**5.8**	**11.5**	**15.0**

The reconciliation of net profit after non-recurring items and before tax at the applicable UK corporate tax rate of 29% (pro-rata) to the taxation expense of £5.8m (1H07: £11.5m and FY07: £15.0m) is as follows:

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Net profit after non-recurring items and before tax	47.0	101.0	147.2
Tax at the applicable UK corporate tax rate of 29% (pro-rata) (1H07 and FY07 30%) on net profit after non-recurring items and before tax	13.6	30.3	44.2
Tax effect of expenses that are not deductible for tax purposes:			
Disallowable expenses	2.4	2.3	(5.3)
Adjustment for prior periods (current and deferred)	(8.3)	(7.9)	(15.4)
Higher/(lower) tax rates on overseas earnings	0.5	(9.4)	0.2
Deferred tax asset previously unrecognised	(2.4)	(4.1)	(8.5)
Changes in UK tax rate	-	0.3	(0.2)
Total taxation reported in the Consolidated Income Statement	**5.8**	**11.5**	**15.0**

8 Retirement benefits

Retirement benefits recognised in the Interim Consolidated Balance Sheet are as follows:

8.1 Retirement benefit assets

	30 Jun 2008 Unaudited £m	30 Jun 2007 Unaudited £m	31 Dec 2007 Audited £m
Henderson Group Pension Scheme	69.3	38.5	62.3

The net asset in respect of the Pension Scheme, before any deferred tax provisions, was £69.3m as at 30 June 2008. The increase in the Pension Scheme surplus of £7.0m during the period is primarily due to:

- an increase in the AA Corporate Bond rate at which liabilities are valued for accounting purposes, from 5.8% per annum at 31 December 2007 to 6.4% per annum at 30 June 2008; and
- an increase in the real inflation rate from 3.5% per annum at 31 December 2007 to 4.1% per annum at 30 June 2008.

8.2 Retirement benefit obligations

	30 Jun 2008 Unaudited £m	30 Jun 2007 Unaudited £m	31 Dec 2007 Audited £m
Henderson Group unapproved pension schemes	5.5	5.7	5.2

The net liability in respect of the Group's unapproved retirement benefit obligations was £5.5m at 30 June 2008. The increase in the liability of £0.3m during the period was due to the top-up accrual on these schemes in 1H08.

8.3 Retirement benefit expense

Pension expense recognised in the Interim Consolidated Income Statement comprises the following:

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Henderson Group Pension Scheme	2.1	2.6	4.5
Henderson Group Pension Scheme non-recurring service credit (note 6.3)	-	(8.7)	(8.7)
Henderson Group unapproved pension schemes	0.3	0.3	0.6
	2.4	**(5.8)**	**(3.6)**

8.4 Contributions to the Pension Scheme

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Henderson Group Pension Scheme – normal contributions	5.5	4.3	9.2
Henderson Group Pension Scheme – special contributions	-[6]	-	20.0
	5.5	**4.3**	**29.2**

6 A third and final special contribution will be made to the Pension Scheme in October 2008.

9 OEIC/unit trust debtors and creditors

The following balances are included in the Interim Consolidated Balance Sheet:

	30 Jun 2008 Unaudited £m	30 Jun 2007 Unaudited £m	31 Dec 2007 Audited £m
OEIC/unit trust debtors	890.7	30.9	26.6
OEIC/unit trust creditors	(901.0)	(49.6)	(46.5)
OEIC/unit trust net creditors	**(10.3)**	**(18.7)**	**(19.9)**

The large OEIC and unit trust balances at 30 June 2008 are due to certain significant client deals processed on 25 June 2008 and settled on 1 July 2008. The deals were in relation to the newly launched Henderson High Alpha Gilt Fund and to the Henderson High Alpha Credit Fund. Both funds are sub-funds of the Henderson Managed QIS Umbrella Fund and are Funds of Henderson Funds.

While the receivable and payable balances are connected, they are held with different legal counterparties to the trades and, therefore, the Interim Consolidated Balance Sheet has been grossed up accordingly.

10 Debt instrument in issue

	30 Jun 2008 Unaudited £m	30 Jun 2007 Unaudited £m	31 Dec 2007 Audited £m
Carrying value	**172.8**	**173.6**	**178.0**
Fair value	160.1	172.3	173.4

The debt instrument in issue represents £175m senior, unrated, fixed rate notes listed on the London Stock Exchange. The debt bears interest at a fixed rate of 6.5% per annum payable every six months and is repayable in full on 2 May 2012. The Group has swapped the fixed interest rate into a variable rate to match the rates earned on its cash balances. The debt is carried at amortised cost using the effective interest rate method adjusted to reflect the change in fair value attributable to the risks being hedged by the interest rate swap. The fair value of the debt instrument at the balance sheet date is £160.1m.

11 Provisions

	Restructure £m	Product mis-selling £m	Leasehold properties £m	Other £m	Total £m
As at 1 January 2008	0.3	11.2	3.3	17.3	32.1
Additions	2.5	-	-	-	2.5
Utilisation	(2.6)	(3.6)	(0.5)	(0.7)	(7.4)
As at 30 June 2008	**0.2**	**7.6**	**2.8**	**16.6**	**27.2**

The balance brought forward from 31 December 2007 in respect of business restructure costs of £0.3m was utilised in full at the start of the year. Subsequently, as stated in note 6.1, £2.5m was provided in respect of the restructuring carried out in 1H08. Of this, £2.3m was utilised during the period leaving a balance of £0.2m as at 30 June 2008 to be utilised in 2H08.

The £3.6m utilisation of the product mis-selling provision represents the settlement of specific claims and litigation expenses incurred in the period. The remaining balance of £7.6m is being retained against potential further claims arising from alleged inappropriate advice given to certain Towry Law International customers in respect of legacy products.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Provisions (continued)

The balance on the leasehold properties provision of £2.8m at 30 June 2008, net of £0.5m utilisation in the period, is expected to be used in 2H08.

Other provisions comprise £1.1m in respect of long-term staff medical benefits, £5.8m in respect of potential national insurance claims, £1.7m held in connection with VAT rebates due to investment trust clients, and £8.0m in relation to obligations arising from the disposal of Cogent Investment Operations Limited by the Group in 2002. The VAT and Cogent provisions are expected to be utilised by the end of the year.

12 Earnings per share

The weighted average number of shares for the purposes of calculating earnings per share are as follows:

	6 months to 30 Jun 2008 Unaudited millions	6 months to 30 Jun 2007 Unaudited[7] millions	12 months to 31 Dec 2007 Audited millions
Issued share capital	724.7	902.6	860.4
Less: treasury shares	(5.0)	(2.3)	(1.6)
Less: own shares (unconditional awards)	(53.0)	(33.1)	(40.2)
Less: own shares (conditional – Long Term Incentive Plans)	(8.9)	(9.2)	(14.0)
Weighted average number of ordinary shares for the purpose of basic earnings per share	**657.8**	**858.0**	**804.6**
Add back: own shares (unconditional awards)	53.0	33.1	40.2
Add: dilutive potential of share options	0.9	3.3	2.7
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**711.7**	**894.4**	**847.5**

12.1 Earnings per share before non-recurring items

12.1.1 Earnings

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Net profit after tax attributable to equity holders of the parent	41.1	89.4	132.1
Add back/(deduct): non-recurring items adjusted for taxation effect	2.9	(37.9)	(37.9)
Net profit after tax and before non-recurring items for the purpose of basic and diluted earnings per share	**44.0**	**51.5**	**94.2**

12.1.2 Earnings per share

	6 months to 30 Jun 2008 Unaudited pence	6 months to 30 Jun 2007 Unaudited pence	12 months to 31 Dec 2007 Audited pence
Basic	6.7	6.0	11.7
Diluted	6.2	5.8	11.1

[7] The weighted average number of shares used in calculating the basic and diluted earnings per share for the six months ended 30 June 2007 has been restated to take into account shares held by employee benefit trusts as disclosed in the 2007 Annual Report and Accounts.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12 Earnings per share (continued)

12.2 Earnings per share after non-recurring items

12.2.1 Earnings

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Net profit after tax for the purpose of basic and diluted earnings per share	**41.1**	**89.4**	**132.1**

12.2.2 Earnings per share

	6 months to 30 Jun 2008 Unaudited pence	6 months to 30 Jun 2007 Unaudited pence	12 months to 31 Dec 2007 Audited pence
Basic	6.3	10.4	16.4
Diluted	5.8	10.0	15.6

13 Share-based compensation plans

Share-based compensation plan expenses recognised in the Interim Consolidated Income Statement are as follows:

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Amount which is to be settled with equity	**13.0**	**15.7**	**23.6**
Equity-settled performance fee bonuses recognised within commissions and fees payable against income and other mandatory deferrals	(8.0)	(10.0)	(12.4)
	5.0	5.7	11.2
Amount which is to be settled in cash	0.3	1.2	1.6
	5.3	6.9	12.8

On 1 June 2008, 3,538,192 share options were granted to Group employees under the Sharesave scheme 2008. The exercise price of the options is £0.77 each and the options have a three year vesting period from the grant date.

14 Reconciliation of movement in equity

	6 months to 30 Jun 2008 Unaudited £m	6 months to 30 Jun 2007 Unaudited £m	12 months to 31 Dec 2007 Audited £m
Equity at 1 January	274.1	495.9	495.9
Total recognised income and expense attributable to equity holders of the parent	27.0	86.1	112.1
Dividends paid to shareholders	(30.2)	(20.3)	(264.8)
Purchase of own shares held	(12.8)	(45.4)	(87.1)
Purchase of treasury shares	-	-	(6.7)
Issue of shares for the Sharesave scheme	0.2	1.2	1.4
Cost of share consolidation	-	-	(0.4)
Movement in equity-settled share scheme expenses	13.0	15.7	23.6
Other movements	-	0.1	-
Movement in minority interests	0.1	0.1	0.1
Equity at 30 June/31 December	**271.4**	**533.4**	**274.1**

15 Contingent liabilities

The following contingent liabilities existed at 30 June 2008:

- in the normal course of business, the Group is exposed to certain legal issues, which can involve litigation and arbitration;
- in the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of clients' investment portfolios;
- on 2 May 2006, the Hong Kong Securities and Futures Commission announced that it had reached a settlement with UKFP (Asia) HK Limited (formerly part of Towry Law International) regarding certain legacy products sold by Towry Law International. Significant payments have been made to investors subsequently in line with accounting provisions made for that purpose. The Directors are of the opinion that the provisions remaining at the current balance sheet date are adequate;
- under the Life Services business sale agreement, taxation related warranties and indemnities given by the Group expire up to six years from the disposal date of 13 April 2005. In 2006, a warranty claim by Pearl Group of £11.7m was agreed, representing closure of all non-taxation related issues;
- under the Towry Law UK sale agreement, normal warranties and indemnities were given by the Group which are subject to expiry in up to six years from the disposal date of 3 May 2006; and

As at the date of approval of the Interim Consolidated Balance Sheet, the Group neither foresees nor has it been notified of any claims under outstanding warranties and indemnities from sale agreements.

16 Events after the balance sheet date

Apart from the declaration of the interim dividend, the Board of Directors has not received, as at 27 August 2008, being the date these Interim Condensed Consolidated Financial Statements have been approved, any information concerning significant conditions in existence at the balance sheet date which has not been reflected in these interim financial statements.

17 Movements in controlled entities

During the six months ended 30 June 2008, Henderson Group plc has not gained or lost control of any entities.

18 Related parties

Transactions between the Company and its controlled entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Disclosures relating to the Henderson Group Pension Scheme are contained within note 8.

There were no transactions with key management personnel during the period.

GLOSSARY

1H05
Six months ended 30 June 2005

1H06
Six months ended 30 June 2006

1H07
Six months ended 30 June 2007

1H08
Six months ended 30 June 2008

2H05
Six months ended 31 December 2005

2H06
Six months ended 31 December 2006

2H07
Six months ended 31 December 2007

2H08
Six months ending 31 December 2008

FY06
Twelve months ended 31 December 2006

FY07
Twelve months ended 31 December 2007

FY08
Twelve months ending 31 December 2008

FY09
Twelve months ending 31 December 2009

ASX
Australian Securities Exchange

AUM
Assets Under Management

Board
The board of directors of Henderson Group plc

BP
Banco Popolare Gruppo Bancario

BPI
Banca Popolare Italiana

bps
Basis points

BPVN
Banco Popolare di Verona e Novara

CDIs
CHESS Depositary Interests

GLOSSARY (continued)

Companies Act 1985
The UK Companies Act 1985, as amended

Company
Henderson Group plc

Corporate or Corporate office
Henderson Group excluding Henderson Global Investors

Cost to income ratio
Total expenses divided by total income

Directors
The directors of Henderson Group plc

FX
Foreign exchange

Hedge funds
Hedge funds including Absolute Return Funds

Henderson Global Investors or **Henderson**
Henderson Global Investors (Holdings) Limited and its controlled entities

Henderson Group or Group
Henderson Group plc and its controlled entities

IAS
International Accounting Standard

IAS 19
International accounting standard issued by the International Accounting Standards Board IAS 19 Employee Benefits

IFRIC
International Financial Reporting Interpretations Committee

IFRSs
International Financial Reporting Standards

LIBOR
London Interbank Offered Rate

Life Services business
The life insurance and pension books of Pearl Assurance Limited, London Life Limited, NPI Limited and National Provident Life Limited, and also includes the closed general insurance books of Pearl Assurance Limited, the pension trustee business of Premier Pension Trustees Limited and the retirement services business operated by NPI Limited

OEIC
Open Ended Investment Company

Pearl
Pearl Group Limited and its subsidiaries, or Life Services business

Pension Scheme
The Henderson Group Pension Scheme

SICAV
Sociètè d'investissement á capital variable (collective investment scheme)

GLOSSARY (continued)

Towry Law International
The international division (now closed) of Towry Law plc

Towry Law UK
Towry Law plc and its controlled entities, which was sold to JS&P Holdings Limited

UK or **United Kingdom**
The United Kingdom of Great Britain and Northern Ireland

US
United States of America

VAT
Value Added Tax

Henderson Group plc

POTENTIAL RE-DOMICILE

27 August 2008

In response to a press article published in the UK today, Henderson Group plc ('the Group') confirms that it is considering a potential change in its tax domicile from the UK to the Republic of Ireland.

A further update will be given with the release of the Group's 2008 interim results at 07:00 (London time) on 28 August 2008.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England No. 2072534
ABN 30 106 988 836

Notes to editors

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £56.2 billion assets under management (as at 30 April 2008) and employs around 960 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries
United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Luis Garcia
+61 (0) 2 9252 0622

Henderson Group plc

2008 INTERIM RESULTS

28 August 2008

Financial highlights

	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Earnings per share[1]			
Basic, before non-recurring items	6.7p	6.0p	11.7p
Basic, after non-recurring items[2]	6.3p	10.4p	16.4p
Diluted, after non-recurring items[2]	5.8p	10.0p	15.6p
Total ordinary dividend per share	1.85p	1.66p	6.10p
Return on equity[3]	38%	20%	23%
Profit before tax			
Group, before non-recurring items	£50.8m	£60.5m	£106.7m
Group, after non-recurring items	£47.0m	£101.0m	£147.2m
Operating profit before tax			
Henderson Global Investors	£60.6m	£61.4m	£109.6m
Profit after tax			
Group, including non-recurring items[2]	£41.2m	£89.5m	£132.2m
Henderson Global Investors cost to income ratio	59.8%	65.6%	67.5%
Assets under management (AUM)[4]	£52.6bn	£61.6bn	£59.2bn

[1] Based on the weighted average number of shares in issue less the weighted average number of own shares held during the period.
[2] Includes non-recurring costs in 1H08 and non-recurring gains in 1H07 and FY07.
[3] Before tax excluding non-recurring items.
[4] £6.6 billion decline in AUM from 31 December 2007 to 30 June 2008 due to £4.8 billion net fund outflows from Pearl, £3.1 billion unfavourable market and foreign exchange rate movements, partly offset by net fund inflows of £1.3 billion.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Key points on the results

- 12% increase in basic earnings per share before non-recurring items.
- 90% increase in pre-tax return on equity from recurring operations.
- Henderson Global Investors ('Henderson') profit before tax similar to 1H07, achieved by stringent cost control.
- Management fee margin 43.2bps (1H07: 41.7bps) and net fee margin 21.9bps (1H07: 19.8bps) on average AUM.
- Henderson cost to income ratio 59.8% (1H07: 65.6%).
- On track to meet 2008 financial objectives, assuming current market levels.
- Three year investment performance track record satisfactory.
- £1.3 billion net fund inflows (excluding Pearl).

Other important points

- Proposed Scheme of Arrangement to achieve an effective corporate tax rate of approximately 20% per annum from 2009.
- Roger Yates to step down as Chief Executive, to be succeeded by Andrew Formica.

Comments from Chief Executive, Roger Yates

"The economic environment in the first six months of 2008 was extremely hostile compared with the same period last year. Weaker markets and subdued demand for investment products, particularly from retail investors, put pressure on our fee income. Nevertheless, earnings per share increased by 12% to 6.7 pence in the first half of 2008 (1H07: 6.0 pence per share) due to the special dividend paid to shareholders in October 2007 and prudent gearing of the balance sheet in May 2007. Assuming markets do not fall materially from here, Henderson is still aiming to meet or beat its pre-tax operating profit from last year of £109.6 million and achieve an expense ratio of below 65% in 2008. This is facilitated by the prompt action we took on costs earlier this year, together with further net fund inflows into our Institutional business and some of our higher margin products.

We will be writing to shareholders shortly with proposals to change the corporate structure of the Henderson Group ('Group'). This will involve a scheme of arrangement to create a new holding company, which will be incorporated in Jersey and tax-resident in the Republic of Ireland. As our business becomes increasingly global, we have concluded that the Group and its shareholders would be better served by having an international holding company with a group structure that is designed to help protect the Group's taxation position and better facilitate its financial management.

I will be stepping down as Chief Executive effective November this year. Henderson is a strong and successful independent fund management business and it has been a great privilege to lead this business over the past nine years.

I am pleased to announce the Board has chosen as my successor Andrew Formica, currently Head of Equities. Having worked with Andrew for a number of years, I know he is the right person to take Henderson forward."

Group result
Operating profit before tax and non-recurring items, amounted to £50.8 million in the first half of 2008 ('the period'), down 16% from the first half of 2007. This decline was largely due to debt servicing costs in the period associated with the debt raised in May 2007.

Operating profit after tax and non-recurring items, was £41.2 million in the period, 54% lower than the first half of 2007. This decline was largely due to non-recurring gains in the first half of 2007, when the Group recognised an accounting gain on its investment in Banco Popolare Gruppo Bancario ("BP") and a past service credit in its staff pension scheme.

Tax in the period consisted of a £6.7 million charge on recurring operations and a £0.9 million credit on non-recurring items. The effective tax rate for all operations, excluding non-recurring items, was 13.3% (1H07:14.7%) and including non-recurring items was 12.4% (1H07: 11.4%).

Henderson result
Operating profit before tax for Henderson was £60.6 million in the period, similar to the £61.4 million achieved in the first half of 2007. Lower fee income was offset by lower expenditure.

Management fee income decreased by 8% to £119.2 million in the period, mostly due to weaker equity markets and the absence in 2008 of make-whole fees earned on structured products in the first half of 2007.

Transaction fee income decreased by 13% to £8.7 million in the period, largely due to a slower pace of investment in Property. Net performance fees were £15.5 million in the period, £19.4 million or 56% lower compared with the first half of 2007. Net performance fees continue to be sourced from a range of products, with Hedge funds, Property and Institutional being the largest contributors in the period. We are confident of achieving our guidance of £30 million for transaction and net performance fees combined in 2008.

As a result of the lower management, transaction and net performance fees, total fee income in the period decreased to £143.4 million, down 18% from £174.4 million in the first half of 2007.

Investment income increased 70%, from £4.3 million in the first half of 2007 to £7.3 million in the period. This was mostly due to a dividend received from BP (nil in 1H07) and interest earned on higher cash balances held in Henderson.

Recurring operating expenses decreased by £26.9 million or 23%, from £115.9 million in the first half of 2007 to £89.0 million in the period. This was achieved through savings in all expense categories, including a £21.1 million or 26% decline in staff costs, mainly due to lower variable pay in line with the weaker revenue environment.

Total expenditure, including depreciation and amortisation charges, declined from £117.3 million in the first half of 2007 to £90.1 million in the period.

Overall, the decline in total income was offset by lower expenditure, resulting in an improvement in the cost to income ratio to 59.8%, from 65.6% in the first half of 2007.

Further inflows into higher margin products and outflows from Pearl meant that average management fee margins continued to rise, from 41.7bps of AUM in the first half of 2007 to 43.2bps in the period. The net margin on average AUM also improved, to 21.9bps in the period compared with 19.8bps in the first half of 2007.

Summary of movements in AUM

	Opening AUM 1 Jan 2008	Net flows 1 Jan 2008 – 30 Jun 2008	Market/FX 1 Jan 2008 – 30 Jun 2008	Closing AUM 30 Jun 2008
	£bn	£bn	£bn	£bn
Higher margin				
Investment Trusts	4.3	(0.2)	(0.6)	3.5
Horizon funds	3.5	(0.2)	(0.3)	3.0
UK Wholesale	3.8	(0.1)	(0.4)	3.3
US Wholesale	3.5	0.2	(0.4)	3.3
Hedge funds	1.2	0.0	0.1	1.3
Property (UK/Europe)	7.4[1]	0.6	(0.1)	7.9
Property (US)	1.3	0.0	(0.1)	1.2
Private Equity	1.1	0.0	0.1	1.2
Structured Products	1.8	0.0	0.0	1.8
	27.9	0.3	(1.7)	26.5
Lower margin				
Institutional	11.7	1.0	(0.7)	12.0
Total AUM ex Pearl	39.6	1.3	(2.4)	38.5
Pearl	17.7	(3.0)	(0.6)	14.1
Pearl Staff Pension Scheme	1.9[2]	(1.8)	(0.1)	0.0
Total AUM	59.2	(3.5)	(3.1)	52.6

[1] £0.2 billion previously included in 31 Dec 2007 disclosure now included in Pearl Staff Pension Scheme.
[2] Includes £0.2 billion of Property (UK/Europe).

AUM declined to £52.6 billion at 30 June 2008, compared to £59.2 billion at 31 December 2007. Net inflows into higher margin business totalled £0.3 billion and comprised: net inflows into US Wholesale funds (£0.2 billion) and Property (£0.6 billion), partially offset by net outflows from UK and European Wholesale funds (£0.3 billion) and Investment Trusts (£0.2 billion). AUM in Hedge funds (£1.3 billion), Private Equity (£1.2 billion) and structured products (£1.8 billion) remained stable during the period. Property client commitments, pending investment, totalled £2.0 billion at 30 June 2008 (£2.3 billion at 31 December 2007).

In lower margin Institutional, we achieved net inflows of £1.0 billion, mostly into Fixed Income products, a significant improvement on recent years.

We experienced net outflows of £3.0 billion from Pearl in the period, comprising £0.8 billion from the run-off of Pearl's closed life books and £2.2 billion in respect of previously notified withdrawals. We continue to manage £14.1 billion of assets for Pearl, including £6.3 billion under notice of withdrawal on a care and maintenance basis.

The investment management and other related agreements, entered into with Pearl in June 2006, allow Pearl flexibility to withdraw and/or reallocate its assets. As such, we cannot predict movements in Pearl funds. However, if actual fees fall below certain thresholds, Pearl has agreed to make compensation payments to Henderson to make

good the shortfall, until April 2015. The Pearl fund movements mentioned above, therefore, do not have any material impact on Henderson's future revenues.

The Pearl Staff Pension Scheme withdrew its mandate of £1.8 billion in the period, as previously flagged, resulting in a future revenue loss of approximately £2 million per annum.

Total net fund outflows of £3.5 billion, therefore, together with unfavourable market and foreign exchange rate movements of £3.1 billion in the period, resulted in total assets under management of £52.6 billion at 30 June 2008.

Investment performance
Henderson's three year investment performance remains satisfactory. Short-term performance, however, has been more challenging, largely due to market volatility.

In Listed Assets, which consists of our Equity and Fixed Income business, 61% of funds by value beat their benchmark in the three year period. Over one year, 53% of funds by value beat their benchmark, which reflects a stronger performance from Fixed Income but weaker Equity returns.

In Property, our three year record remains good, although investment performance in 2007, particularly in Pan-European Property, was disappointing.

Corporate result
Corporate costs were £4.1 million in the period, £0.9 million lower than the first half of 2007, due to reduced Group insurance costs and legal expenses. We now expect Corporate costs in 2008 to be lower than in 2007, at approximately £8.0 million.

Corporate net interest expense was £5.7 million in the period, compared with corporate net interest income of £4.1 million in the first half of 2007, because of the introduction last year of some debt and the payment of the special dividend. We expect Corporate net interest in 2008 to comprise mainly debt servicing costs of approximately £11.5 million, assuming an interest rate of 6.5% per annum. Interest cover remains healthy at eight times.

Restructuring costs
A charge of £2.5 million pre-tax was incurred in the first half of 2008, as previously flagged, as a result of the headcount and related restructuring we undertook at the start of this year. This cost has been disclosed as a non-recurring item in the Group income statement.

Third party administration arrangements review
A review of most of our third party administration arrangements began in the period and should be completed by the end of this year. The primary purpose of the review is to secure excellent investment administration for our diverse range of Listed Asset funds, both current and future.

As part of this review, we have incurred some one-off expenditure in the period of £0.6 million before tax relief, which has been disclosed as a non-recurring item in the Group income statement. We anticipate further costs in the second half of 2008 of up to £2 million before tax relief. On completion, we expect a proportion of these costs to be

recovered from our Listed Assets funds, with the balance to be capitalised and amortised over the life of the new administration contracts.

We will provide shareholders with a further update when we announce our full-year 2008 results in February 2009.

Scheme of Arrangement

The Group is proposing a change in the corporate structure and organisation of Henderson Group, including its intention to create a new holding company for Henderson Group ("New Henderson Group") which will be incorporated in Jersey. As its business becomes increasingly global, Old Henderson Group has concluded that it and its shareholders would be better served by having an international holding company and a group structure that is designed to help protect Henderson Group's taxation position, and better facilitate its financial management. Notwithstanding recent suggestions concerning possible changes to UK tax laws, the Directors believe that the most appropriate structure is for the new parent company of Henderson Group to be tax-resident in the Republic of Ireland.

Implementation of the proposals referred to above will include putting in place a new holding company of Henderson Group by means of a scheme of arrangement under sections 895 to 899 of the UK Companies Act ("the Scheme") which will facilitate further restructuring of Henderson Group intended to enable Henderson Group to maintain an effective corporate tax rate on profits before non-recurring items that is lower than the current UK corporate tax rate (the "Proposals"). If the Proposals are implemented, Henderson Group aims to achieve an effective corporate tax rate of approximately 20% per annum from 2009. As previously indicated, we expect the effective tax rate in 2008, to remain at between 10% and 15%.

The implementation of the Proposals will not result in any changes in the day-to-day conduct of the business of Henderson Group, its strategy or dividend policy. New Henderson Group will have listing arrangements which are substantially the same as those of Old Henderson Group and will be dual-listed on the LSE and the ASX and, upon listing, its Ordinary Shares will be included in the FTSE's UK Series and its CDIs will be traded on the ASX and included in the S&P/ASX200.

The Scheme will require the approval of the Group's shareholders at the Court Meeting and the passing of resolutions at the General Meeting scheduled for 30 September 2008. If all the conditions to the Scheme are met, it is anticipated that the Scheme will become effective on 31 October 2008.

More information on the Scheme, including a detailed implementation timetable, will be available on our website on 5 September 2008 and we expect to post all relevant Scheme documents to shareholders by 15 September 2008.

In preparing the Scheme, we have incurred £0.7 million of costs in the period. These have been disclosed as a non-recurring item in the Group income statement. Our current expectation is that the total cost of implementing the Scheme in 2008 will be £4.5 million, considerably less than the expected tax benefits over the longer term.

Balance sheet
The balance sheet remains strong, with Group net assets at 30 June 2008 of £271.4 million, including cash balances and investments of £270.7 million.

Interim dividend
The Board recently reviewed its dividend policy and has increased the dividend pay-out ratio in 2008 from 50% to 55% of net profits after tax before non-recurring items. Beyond that, we intend to increase the dividend pay-out ratio by five percentage points a year, bringing the ratio to about 65% from 2010 onwards.

The Directors have declared an ordinary dividend in respect of the six months ended 30 June 2008 of 1.85 pence per share (1H07: 1.66 pence per share). We plan to pay the dividend on 26 September 2008 to shareholders on the register on 5 September 2008.

Board of Directors
After nine years in charge, Roger Yates will step down as Chief Executive of Henderson Group and Managing Director of Henderson on 4 November 2008. He will be replaced by Andrew Formica, Head of Equities and co-head of Listed Assets, who will also join the Board on that date.

Rupert Pennant-Rea, Chairman, said: "Roger has built Henderson into a strong and successful independent fund management business since the demerger from AMP in 2003. The Board is sorry to see him go, but we wish him well for the future.

We are appointing a strong successor in Andrew Formica, who has been with the Group in its various guises since 1998. He is an experienced fund manager, with proven skills as a leader. Andrew and Roger have worked closely together over the years, particularly in the last four years when Andrew joined the Senior Management Team and we expect a seamless transition. We are confident that he will take the Group from strength to strength."

Outlook
We do not expect market conditions to improve in 2008. We assume that retail investor confidence will remain fragile, so are cautious about net flows into our Wholesale funds during 2008 and probably into 2009. Although there are current opportunities in Hedge funds, Property and Institutional overall we expect fund flows to be subdued in the second half of 2008.

It remains our goal in 2008 to meet or beat Henderson Global Investors' operating profit before tax and non-recurring items for FY07 of £109.6 million, despite markets having worsened materially since our FY07 announcement on 27 February 2008. During the first two months of the year, the average level of the FTSE100 was 5,968, compared to an average level during the two months of July and August of 5,400. Nevertheless, the prompt action we took on costs earlier in the year, should enable us to achieve our financial objectives for 2008, on the assumption that average equity, fixed income and real property market levels for the second half of 2008 remain at or above those levels seen during July and August; foreign exchange rates remain at average levels seen during July and August; net fund flows in the second half of 2008 (excluding Pearl) are flat or better, with no significant change in the underlying mix of AUM from the first half of 2008; and costs remain in line with normal operating activity.

In addition, we now expect Henderson to deliver a cost to income ratio of below 65% in 2008.

We expect Corporate costs in 2008 to be lower than in 2007, at approximately £8 million and Corporate net interest in 2008 to comprise mainly debt servicing costs of approximately £11.5 million, assuming an interest rate of 6.5% per annum.

Therefore, based on the assumptions above, our goal in 2008 is for Henderson Group to meet or beat a profit figure before tax and non-recurring items of approximately £90 million.

We will continue to look for other opportunities that meet our strategic criteria, though our focus will remain on profitable organic growth, mainly through revenue creation.

In any upturn in markets, our broad range of products, good long term investment performance and high degree of operating leverage should stand us in good stead. Overall, the Group is in good shape despite the economic environment – a testament to the diversity of the business.

Approved by the Board of Directors on 27 August 2008.

For further detail on the 2008 interim results, please see the Interim Report and Accounts, lodged together with this announcement.

Forward-looking statements

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements.

* * *

Details of market briefing: Thursday, 28 August 2008
For a telephone link to the briefing, dial one of the following numbers five to 10 minutes prior to the start of the call:

Conference title	Henderson Group, interim results market briefing
Chairperson	Roger Yates

9.00am (London time)/6.00pm (Sydney time)

From	
United Kingdom	0500 1016 30 (free call)
Australia	1800 9889 41 (free call)
All other countries	+44 (0) 20 7162 0025 (this is not a free call)

Replay number	
From	
United Kingdom	020 7031 4064 Access code: 805637
Australia	+61 (0) 2 8223 9748 Access code: 805637 (available from 28 August to 4 September 2008)

Alternatively, you can listen to a live audiocast of the briefing. To listen to the briefing, go to www.henderson.com and click on the relevant link on the home page.

Notes to editors

About Henderson Group plc
Henderson Group plc ("Henderson Group" or "Group") is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX200 indices.

Established in 1934, Henderson is a leading independent global asset management business. Henderson provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £52.6 billion of AUM (as at 30 June 2008) and employs around 970 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the ASX.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the ASX. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com

or

Investor enquiries

Mav Wynn, Head of Investor Relations

+44 (0) 20 7818 5135
or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries

United Kingdom: Maitland
Lydia Pretzlik/Peter Ogden
+44 (0) 20 7379 5151

Australia: Cannings
Pip Green/Luis Garcia
+61 (0) 2 9252 0622

File No. 82-34758

RECEIVED

2008 SEP 16 A 10: 24

Henderson Group plc

Record and payment dates

29 August 2008

Henderson Group plc wishes to confirm the timetable for its 2008 interim dividend. This includes the dates when the processing of requests by holders of CHESS Depositary Interests (CDIs) to convert CDIs into ordinary shares, or by ordinary shareholders to convert ordinary shares into CDIs, will be suspended.

As previously announced, the interim dividend in respect of the six months ended 30 June 2008 is 1.85 pence* per share.

The timetable is as follows:

Last date for processing requests by CDI holders to convert CDIs into ordinary shares or by ordinary shareholders to convert ordinary shares into CDIs before the payment of dividend	Fri 29 Aug
CDIs commence trading on the ASX on an ex-dividend basis	Mon 1 Sep
Ordinary shares commence trading on the LSE on an ex-dividend basis	Wed 3 Sep
Record date for dividend	Fri 5 Sep
Processing recommences for requests by CDI holders to convert CDIs into ordinary shares and by ordinary shareholders to convert ordinary shares into CDIs	Mon 8 Sep
Dividend payment date	Fri 26 Sep

*For CDI holders, the A$ or the NZ$ equivalent will be confirmed on the record date.

For further information

www.henderson.com or

Mav Wynn
Head of Investor Relations
+44 (0) 20 7818 5135 or
mav.wynn@henderson.com

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

END